NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Exxon Mobil Corporation

NAME OF PERSON RELYING ON EXEMPTION: Majority Action

ADDRESS OF PERSON RELYING ON EXEMPTION: PO Box 4831, Silver Spring, MD 20914

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily.

Exxon Mobil Corporation [NYSE:XOM]: In deciding how to vote on directors, investors should pay close attention to ExxonMobil’s failures on climate performance, including the company’s failure to set net-zero by 2050 targets, realign investment plans to limit global warming to 1.5°C, and ensure alignment of policy influence activities.

The physical and financial risks posed by climate change to long-term investors are systemic, portfolio-wide, unhedgeable and undiversifiable. Therefore, the actions of companies that fail to align to limiting warming to 1.5°C pose risks to the financial system as a whole, and to investors’ entire portfolios, in addition to specific risks to those companies. See Appendix A for more information regarding Majority Action’s Proxy Voting for a 1.5°C World initiative and the transformation required in key industries.

Exxon Mobil Corporation (Exxon) is one of the largest oil producers in the world. The company estimates that Scope 3 greenhouse gas (GHG) emissions associated with its petroleum products sales in 2020 totalled 650 million tons.1 In 2019, Exxon’s Scope 3 emissions were greater than any other major Western oil company, and similar to the GHG emissions of the entire country of Canada.2

Petroleum and fossil gas products, including those used in transportation, buildings, industrial processes, and electricity production, account for nearly 79% of carbon emissions from the U.S. energy system.3 In recent years, the U.S. has overtaken Saudi Arabia and Russia to become the largest petroleum and fossil gas producer in the world.4 Failure to set ambitious decarbonization targets in line with 1.5°C pathways, and to align companies’ business plans and policy influence to those targets, is a failure of strategy and corporate governance, for which long-term investors should hold directors accountable.

Failure to set adequate net-zero targets

Net-zero by 2050 commitment that covers all relevant emissions sources, in particular Scope 3 emissions from the burning of products sold, and on a full equity share basis	X

Exxon has made no net-zero emissions by 2050 commitment, and has no GHG reduction targets that cover Scope 3 emissions. Exxon reported at least 650 million tonnes of Scope 3 emissions from petroleum product sales in 2020, compared with 112 million tonnes of Scope 1 and 2 (“operational”) GHG emissions,5 so Scope 3 emissions account for at least 85% of the company’s total. Any target that fails to incorporate reductions in Scope 3 emissions will only minimally reduce the company’s climate impact.

In 2020, shareholders criticized Exxon’s previous failure to even disclose Scope 3 emissions resulting from the consumption and use of its fossil fuel products. As BlackRock noted, “Exxon’s decision not to disclose this information puts it at odds with its global peers who not only disclose Scope 3 emissions but have made commitments to lower them.”6 [emphasis added] Since then, Exxon has begun disclosing its Scope 3 emissions, but disclaims responsibility for reducing them, arguing:

Scope 3 emissions do not provide meaningful insight into the Company's emission-reduction performance and could be misleading in some respects...Ultimately, changes in society’s energy use coupled with the development and deployment of affordable lower-emission technologies will be required to drive meaningful Scope 3 emissions reductions.7

Exxon’s operational targets address GHG emissions “intensity” but not absolute emissions. Specifically, the company says that its plans for 2025 include a 15%-20% reduction in the GHG intensity of upstream emissions, a 40%-50% reduction in methane intensity and a 35%-45% reduction in flaring intensity.8

According to Climate Action 100+, Exxon has met none of its criteria for net-zero targets, medium-, or long-term GHG reduction targets. Climate Action 100+ assesses Exxon’s short-term targets as insufficient, as they do not clearly cover at least 95% of the company’s Scope 1 and 2 emissions, do not cover Scope 3 emissions relevant to its sector, and are not aligned with limiting warming to 1.5°C.9

Capital allocation and investment plans not aligned with 1.5°C pathways

Plan to realign capital expenditures to meet a net-zero decarbonization commitment	X

Exxon plans to continue investing in projects unaligned with limiting warming to 1.5°C. Exxon has committed to none of the actions required for a managed decline of oil and gas in alignment with a 1.5°C goal, according to a review of U.S. and European oil and gas majors’ plans by Oil Change International.10 A Rainforest Action Network report found that Exxon is projected to produce 11,801 million metric tons of carbon dioxide between 2021-2050, second only to Gazprom.11

As of March 2021, Exxon’s $20-$25 billion per year capex spending plan for 2022-25 includes increased fossil fuel production through investments in Guyana, the U.S. Permian Basin and Brazil.12 It is an investor in one of the largest active projects that falls outside the 1.5°C scenario, the $10 billion Golden Pass liquefied natural gas (LNG) project,13 designed to export 16 million tons of LNG per year from a facility in Texas.14

The company’s upstream oil and gas projects approved in 2019 included $10.44 billion in capex inconsistent with the IEA’s Beyond Two Degrees scenario, let alone a scenario limiting warming to 1.5°C, according to Carbon Tracker Initiative research used to inform the Climate Action 100+ benchmarks.15 Exxon had more unaligned capex approved in 2019 than any other investor-controlled oil and gas producer, and nearly twice as much as the next highest investor-controlled oil and gas producer, Chevron. The data further show that 88% of Exxon’s potential future capital investment is inconsistent with the Beyond Two Degrees scenario, more than any other U.S.-based oil and gas producer.16

Exxon’s proposed investments in carbon capture and storage (CCS) and other carbon removal technologies are insufficient to counterbalance the proposed investments in expanding fossil fuel supply, and are no replacement for reductions in the production of fossil fuels. Exxon has stated that the Intergovernmental Panel on Climate Change (IPCC) has positioned CCS as “one of the most important low-carbon technologies.”17 Exxon further cites its analysis of the IPCC’s modeling on emissions reductions required to limit warming to less than 2°C scenario to support required investments in CCS.18

Almost all IPCC pathways limiting warming to 1.5°C with no or limited overshoot include deployment of some form of carbon removal; however, the IPCC is clear that rapid reductions in carbon dioxide emissions are still necessary.19 Specifically, the IPCC has stated:

All analysed pathways limiting warming to 1.5°C with no or limited overshoot use [carbon dioxide removal] to some extent to neutralize emissions from sources for which no mitigation measures have been identified… The longer the delay in reducing CO2 emissions towards zero, the larger the likelihood of exceeding 1.5°C… [Carbon dioxide removal] deployed at scale is unproven, and reliance on such technology is a major risk in the ability to limit warming to 1.5°C. (emphases added)

Importantly, the IPCC notes that the ability to limit warming to 1.5°C rather than 2°C is “predominantly achieved by measures that result in less CO2 being produced and emitted,” rather than additional use of carbon dioxide removal technologies.20 Thus, deep and rapid reductions in the production and use of fossil fuels are the safest and most reliable option for limiting warming to 1.5°C.

Misalignment of policy influence activities with net-zero commitment and 1.5°C pathways

Alignment of policy influence activities with net-zero target and limiting warming to 1.5°C	X

Exxon names “[p]roactively engaging on climate-related policy” as one of the main pillars of its climate strategy.21 Despite this, InfluenceMap has found that “ExxonMobil appears unsupportive of most forms of climate regulation whilst promoting an energy policy agenda to accelerate fossil fuel development.” Additionally, InfluenceMap notes that Exxon “retains an extensive network of memberships to industry associations actively opposing climate-related policy globally.”22

InfluenceMap’s detailed review of Exxon’s policy engagement found that the company has:23

●	Sought rollback of the U.S. Clean Power Plan, a policy aimed at reducing carbon pollution from power plants;[24]
●	Proposed methane emissions regulations in the U.S. which are weaker than those adopted by many states;
●	Extensively used social media advertising to support long-term use of oil and gas;
●	Directly engaged negatively on state-level regulations in the U.S., including opposition to a Colorado bill which would have limited oil and gas development and a proposed Alaska oil tax;
●	Lobbied to weaken E.U. proposals related to renewable hydrogen; and
●	Pressed Australian policymakers to financially support refineries “in light of the COVID-19 pandemic.”

According to Climate Action 100+, Exxon does not meet any of the criteria for climate policy engagement alignment, except its disclosure of trade association memberships.25 Influence Map reports that those memberships include groups which lobby against climate policy: the American Petroleum Institute, the American Fuel & Petrochemical Manufacturers, the Australian Petroleum Production & Exploration Association, and the Western States Petroleum Association.26

Conclusion: Exxon has failed to set adequate net-zero targets, align its capital investments with limiting warming to 1.5°C, or ensure its policy influence activities would support doing so.

WE ARE NOT ASKING FOR AUTHORITY TO VOTE YOUR PROXY AND NO PROXY CARDS WILL BE ACCEPTED.

Appendix A: Proxy Voting for a 1.5°C World

The world is currently on track to disastrous levels of warming, driving massive harm and threatening the lives and livelihoods of millions. Corporate leaders in the industries responsible for this crisis have failed to take up the leadership required to change course.

“Climate risk” is a systemic, escalating, and irreversible crisis––for which corporate boards urgently need to take responsibility. The UN Intergovernmental Panel on Climate Change (IPCC) in 2018 made clear that in order to have at least a 50% chance of limiting warming to 1.5°C and avoiding the most catastrophic effects of the climate crisis, we must bring global, economy-wide carbon emissions down to net-zero by 2050 at the latest.27 That means that corporate directors must ensure that companies set ambitious decarbonization targets in line with 1.5°C pathways, and align companies’ business plans, executive pay, and policy influence to those targets.

The physical and financial risks posed by climate change to long-term investors are systemic, portfolio-wide, unhedgeable and undiversifiable. Therefore, the actions of companies that directly or indirectly impact climate outcomes pose risks to the financial system as a whole, and to investors’ entire portfolios. In order to manage this systemic portfolio risk, investors must move beyond disclosure and company-specific climate risk management frameworks, and focus on holding accountable the relatively small number of large companies whose actions are a significant driver of climate change.

When directors fail to transform corporate business practices in line with 1.5°C pathways, responsible investors must use their most powerful tool –– their proxy voting power––to vote against directors. Bold and unprecedented action by investors is a prerequisite to averting further global economic and financial catastrophe. While past shareholder efforts at standard setting, disclosure and engagement have laid important groundwork, company commitments won have been far too incremental, far too hard fought, and collectively insufficient to the scale of the crisis.

In particular, major asset managers like BlackRock and Vanguard, who hold outsized voting power at the majority of S&P 500 companies, must use their power to oppose directors on boards who have failed to take up this leadership.

Action this year is critical, and momentum is growing to oust the directors who are ill-equipped to lead companies to rapid decarbonization. In 2020, a coalition successfully pushed for Lee Raymond, the chief architect of ExxonMobil’s climate denial strategy, to lose his position leading the JPMorgan Chase board of directors.

Business-as-usual proxy voting will not suffice to address the seriousness of the crisis at hand. We urge investors to vote against these directors at companies failing to implement plans consistent with limiting global warming to 1.5ºC.

Four Key Sectors Are Critical To Curbing the Climate Crisis

The electric power, finance, transportation, and oil and gas sectors must all make dramatic transformations to curb the worst of catastrophic climate change and protect long-term investors. Substantial votes against board members at these companies could help realign business and investment plans to the goals of the Paris Agreement, hold companies accountable for dark money used to influence critical climate policies, and align executive compensation to key decarbonization goals.

While each industry and company will need to chart its own path in pursuing decarbonization consistent with limiting warming to 1.5ºC, setting a target to reach net-zero emissions by no later than 2050 is a critical first step. In the absence of such a target, investors can have no confidence that the company will be able to transform its business consistent with limiting warming to 1.5ºC.

Voting Guide: Oil & Gas

Petroleum and fossil gas products, including those used in transportation, buildings, industrial processes, and electricity production, account for nearly 80% of carbon emissions from the U.S. energy system.28 In recent years, the U.S. has overtaken Saudi Arabia and Russia to become the largest petroleum and fossil gas producer in the world.29 As a result of the COVID-19 pandemic, global demand for oil experienced its largest ever annual decline, falling 8.6% in 2020.30 While the near-term outlook for oil remains highly uncertain, according to Carbon Tracker, all of the largest oil companies have projects available for approval in 2020-2022 that would exceed the carbon budget for a 1.5°C future.31

Target setting

In order to be aligned with limiting warming to 1.5°C, oil and gas companies must set net-zero by 2050 targets that contemplate absolute greenhouse gas emissions reductions rather than carbon intensity reductions and include all corporate emissions, including emissions from the use of the products they sell (Scope 3 emissions).32

Net-zero commitments should also incorporate interim targets and milestones that allow accelerated emissions reduction between now and 2030 rather than delaying the hard task of emissions reduction until after that date. Net-zero commitments must cover projects on a full equity share basis, such that all joint ventures and subsidiaries are covered by the company-wide target. Finally, robust net-zero targets should not rely on substantial use of offsets, negative emissions, or technologies that are not yet developed or commercialized to avoid short-term greenhouse gas emissions reductions. Any use of such offsets or negative emissions should be clearly disclosed to allow investors to assess the quality and credibility of oil and gas company plans.

Key data sources:

-	Climate Action 100+ (CA100+), Disclosure Indicators 1-4[33]
-	Science-Based Targets Initiative[34] (SBTI), Companies list[35] and Sector Guidance[36]
-	Carbon Disclosure Project[37] (CDP), search company survey responses[38]
-	Oil Change International[39], Big Oil Reality Check report[40]

Capital allocation and investment

Given that oil supplies currently in production already exceed the carbon budget for limiting warming to 1.5°C, oil and gas companies must immediately cease approving investment in new projects that fall outside the carbon budget. According to Carbon Tracker, the 15 largest projects sanctioned in 2019 that exceed the carbon budget to limit warming to 1.65-1.8°C accounted for $60bn in new capital expenditures from oil and gas companies.41 At minimum, Arctic and oil sands projects are inconsistent with limiting warming to 1.5°C, economically unviable due to elevated production costs, and fraught with additional environmental and human rights risks.42

Key data sources:

-	Climate Action 100+ (CA100+), Disclosure Indicator 6[43]
-	Carbon Tracker[44], Company Profiles[45]: Oil & Gas Companies

Policy influence

Oil and gas companies must fully align their policy influence activities, including political spending and lobbying activities, with the policy settings required to accelerate sector-wide emissions on a timeline necessary to limit warming to 1.5°C. Oil and gas companies must provide full disclosure of all political and lobbying spending in all jurisdictions to allow investors to assess this alignment. Finally, companies must ensure the alignment of the policy influence activities with 1.5°C outcomes of any trade associations or similar entities of which they are members or to which they contribute, or cease membership of such organizations.

Key data sources:

-	Climate Action 100+ Disclosure Indicator 7[46]
-	Influence Map[47], List of companies and influencers[48]

1 https://corporate.exxonmobil.com/-/media/Global/Files/energy-and-carbon-summary/Energy-and-Carbon-Summary.pdf at 43

2 https://www.bloomberg.com/news/articles/2021-01-05/exxon-reveals-petroleum-product-emissions-data-for-first-time

3 https://www.eia.gov/totalenergy/data/browser/index.php?tbl=T11.01#/?f=A&start=1973&end=2019&charted=0-1-13

4 https://www.eia.gov/todayinenergy/detail.php?id=40973

5 https://corporate.exxonmobil.com/-/media/Global/Files/energy-and-carbon-summary/Energy-and-Carbon-Summary.pdf, at 38 and 43, as accessed on April 23, 2021. Note that the 650 million tonnes figure excludes some Scope 3 emission which XOM said “could not be estimated.” Exxon also provides Scope 3 emissions estimates for its upstream production and refining throughput which are not meant to be aggregated to avoid duplicative reporting.

6 https://www.blackrock.com/corporate/literature/press-release/blk-vote-bulletin-exxon-mobil-may-2020.pdf

7 https://corporate.exxonmobil.com/Sustainability/Energy-and-Carbon-Summary/Scope-3-emissions, at 43.

8 https://corporate.exxonmobil.com/Sustainability/Energy-and-Carbon-Summary, at 37.

9 https://www.climateaction100.org/company/exxon-mobil-corporation/

10 http://priceofoil.org/content/uploads/2020/09/OCI-Big-Oil-Reality-Check-vF.pdf at 2-3

11https://www.ran.org/wp-content/uploads/2021/03/Banking-on-Climate-Chaos-2021.pdf, at 126.

12 https://corporate.exxonmobil.com/News/Newsroom/News-releases/2021/0303_ExxonMobil-outlines-plans-to-grow-long-term-shareholder-value-in-lower-carbon-future

13 https://carbontracker.org/reports/fault-lines-stranded-asset/, at 32

14 https://goldenpasslng.com/operations/export-project

15 https://www.climateaction100.org/company/exxon-mobil-corporation/ See Capital Allocation Assessment Indicator 1: Company’s Recent Actions and accompanying explanatory note. Note: Climate Action 100+ indicates this assessment “uses Carbon Tracker’s least cost methodology to identify potential CAPEX (in US$ billion) that is linked to recently sanctioned upstream oil and gas projects that sits outside the demand constraints set by the IEA [Beyond 2 Degrees Scenario]. That analysis is based on data obtained from the Rystad UCube database. This identifies if companies have recently sanctioned unneeded high-cost projects.”

16 See https://www.climateaction100.org/wp-content/uploads/2021/03/Climate-Action-100-Company-Assessments-Version-1.5.xlsx (oil and gas (supplement) tab)

17 See, for example, https://corporate.exxonmobil.com/News/Newsroom/News-releases/2021/0201_ExxonMobil-Low-Carbon-Solutions-to-commercialize-emission-reduction-technology

18 https://corporate.exxonmobil.com/-/media/Global/Files/energy-and-carbon-summary/Energy-and-Carbon-Summary.pdf at 14-15

19 https://www.ipcc.ch/site/assets/uploads/sites/2/2019/02/SR15_Chapter2_Low_Res.pdf at 96

20 https://www.ipcc.ch/site/assets/uploads/sites/2/2019/02/SR15_Chapter2_Low_Res.pdf at 96

21 https://corporate.exxonmobil.com/-/media/Global/Files/energy-and-carbon-summary/Energy-and-Carbon-Summary.pdf at 3

22 https://influencemap.org/company/Exxon-Mobil

23 https://influencemap.org/company/Exxon-Mobil

24 https://archive.epa.gov/epa/cleanpowerplan/fact-sheet-overview-clean-power-plan.html

25 https://www.climateaction100.org/company/exxon-mobil-corporation/, at Indicator 7

26 https://influencemap.org/company/Exxon-Mobil/projectlink/Exxon-Mobil-In-Climate-Change

27 Intergovernmental Panel on Climate Change. Special Report on Global Warming of 1.5 Celsius, https://www.ipcc.ch/sr15/

28 https://www.eia.gov/totalenergy/data/browser/index.php?tbl=T11.01#/?f=A&start=1973&end=2019&charted=0-1-13

29 https://www.eia.gov/todayinenergy/detail.php?id=40973

30 https://www.iea.org/articles/global-energy-review-co2-emissions-in-2020

31 https://carbontracker.org/reports/fault-lines-stranded-asset/ ; Carbon Tracker defines a carbon budget as, “the cumulative amount of carbon dioxide (CO2) emissions permitted over a period of time to keep within a certain temperature threshold.” https://carbontracker.org/carbon-budgets-explained/

32 https://carbontracker.org/reports/absolute-impact/

33 https://www.climateaction100.org/whos-involved/companies/?

34 https://sciencebasedtargets.org/

35 https://sciencebasedtargets.org/companies-taking-action

36 https://sciencebasedtargets.org/sectors

37 https://www.cdp.net/en

38 https://www.cdp.net/en/responses?utf8=%E2%9C%93&queries%5Bname%5D=

39 http://priceofoil.org/

40 Big Oil Reality Check report

41 https://carbontracker.org/reports/fault-lines-stranded-asset/

42 https://carbontransfer.wpengine.com/wp-content/uploads/2019/09/Capex-report-2019_Infographic.pdf ; https://www.ran.org/funding_tar_sands/

43 https://www.climateaction100.org/whos-involved/companies/?

44 https://carbontracker.org/

45 https://carbontracker.org/company-profiles/

46 https://www.climateaction100.org/whos-involved/companies/?

47 https://influencemap.org/index.html

48 https://influencemap.org/filter/List-of-Companies-and-Influencers